UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58876/October 29, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13207

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In the Matter of   :
                                                         :   ORDER MAKING FINDINGS AND
BLUE ANGEL HOLDINGS CORP.,   :   REVOKING REGISTRATIONS BY
BYRON ENTERPRISES, INC.,   :   DEFAULT
CAPTAINS MANAGEMENT CORP.,   :
CORONADO RESOURCES, INC.,   :
HOMETEACH.COM, INC.,   :
JOSHUA TREE CONSTRUCTION, INC.,   :
MAGELLAN FILMED   :
    ENTERTAINMENT, INC., and   :
SOLAR ENTERPRISES, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on September 17, 2008, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to
Respondents by September 30, 2008, in a manner that complies with Rule 141 of the
Commission's Rules of Practice. The time for filing Answers has expired and no Answers have
been received.

        By Orders dated October 9 and 14, 2008, I required each Respondent to show cause why
it should not be held in default and why the registration of its registered securities should not be
revoked. No replies have been received to these Orders and the time for replying has expired.
Accordingly, Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's
Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP
are deemed true.

        Blue Angel Holdings Corp. (Blue Angel) (CIK No. 1161327) is a New York corporation
located in Williamsville, New York, with a class of securities registered with the Commission
pursuant to Exchange Act Section 12(g). Blue Angel is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-SB registration
statement on October 19, 2001, which reported an accumulated deficit of $42,035.

Byron Enterprises, Inc. (Byron) (CIK No. 1140462), is a revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Byron is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $8,313.

Captains Management Corp. (Captains) (CIK No. 1104164) is a revoked Nevada corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Captains is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported liabilities of $113,315.

Coronado Resources, Inc. (Coronado) (CIK No. 1082825), is a revoked Nevada corporation located in Escondido, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Coronado is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported an accumulated deficit of $12,840.

Hometeach.com, Inc. (Hometeach) (CIK No. 1099729), is a revoked Nevada corporation located in Dana Point, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hometeach is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported accumulated losses of $107,084.

Joshua Tree Construction, Inc. (Joshua Tree) (CIK No. 1130481), is a revoked Nevada corporation located in Canfield, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Joshua Tree is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported an accumulated deficit of $3,978,374.

Magellan Filmed Entertainment, Inc. (Magellan) (CIK No. 1092804), is a terminated Delaware corporation located in Kirkland, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Magellan is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported total liabilities of $2,244,428.

Solar Enterprises, Inc. (Solar) (CIK No. 1103589), is a suspended California corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Solar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2001.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Blue Angel Holdings Corp., Byron Enterprises, Inc., Captains Management Corp., Coronado Resources, Inc., Hometeach.com, Inc., Joshua Tree Construction, Inc., Magellan Filmed Entertainment, Inc., and Solar Enterprises, Inc., are revoked.

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James T. Kelly
Administrative Law Judge